Mail Stop 4561

October 9, 2008

Mr. Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

   Re: **Google, Inc.**
     Form 10-K for the fiscal year ended December 31, 2007
     Filed on February 15, 2008
     File No. 000-50726

Dear Mr. Schmidt:

  We have reviewed your response letter dated September 5, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 11, 2008.

Form 10-K for the fiscal year ended December 31, 2007

Notes to the Consolidated Financial Statements

Cost of Revenues, page 73

1. We note your response to prior comment 5 regarding the traffic acquisition costs paid under your AdSense and distribution arrangements. Please further clarify the following with as much detail as possible:

  • Explain why you believe it is appropriate to classify guaranteed minimum revenue share payments for AdSense arrangements in excess of any related direct revenues as cost of revenues. In this respect, one of your justifications for entering into "money losing" agreements is that overpayments represent costs to attract more advertisers and to enhance your presence in a particular geographic area or industry. Such costs appear to be marketing or advertising related. Please tell us why this intrinsic marketing or advertising effort would not result in characterizing the recognized expected losses as sales and marketing expenses.

- Further explain how you determined that your distribution agreements to deliver access points meet the definition of an executory contract. In this regard, tell us how you determined that a distribution partners' preclusion from removing or otherwise disrupting access points previously delivered represents a material on-going performance obligation. In addition, describe whether there are any contractual obligations with respect to the user of the access point. Your response should clarify what rights or future economic benefits you control in relation to the user of the access point. That is, explain how you control the access point users' decision to utilize or remove the access points delivered.

- Please clarify the portion of your response that indicates you track fees paid for individual access points by month on a pooled basis. In this respect, further explain how you assemble the individual access point fees by month on a pooled basis and tell us whether you consider the individual access points resulting from different types and classes of distribution partners to have different characteristics. Tell us whether there are any access points that are not profitable on an individual basis. Clarify why you do not evaluate impairment at the individual access point level when you appear to track revenues at this level. Cite the authoritative accounting guidance that you relied upon to support your impairment accounting for the individual access points by month on a pooled basis.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief